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                                                                    EXHIBIT 99.8

DOW JONES

INTERVIEWEE: SURESH SENAPATY-CFO

SURESH SENAPATY: Let me tell you, first of all we are very happy that we have reached a significant milestone, landmark in terms of annualized revenue run rate of a billion dollar having achieved about $264 million of revenue on a combined IT business that is global IT services as well as Indian IT business, product and services.

And then the second thing is, we have seen growth across the board, all verticals, all practices, all geographies, and going forward, the guidance that we have given about 8.6% of growth of from a $222 million to $241 million for the current quarter, we see that would be primarily volume driven.

As far as the margins are concerned, we had said that we would be delivering in Q2 a margin similar to the previous adjusting for the foreign exchange change, but we still did better to be able to make sure that we have delivered the same operating margin as last quarter despite a 1.3% adverse impact on the forex. Going forward our guidance would be the same, which is to say that we will continue to have same operating margin, duly adjusted for the foreign exchange change.

This is despite the fact that there has been a compensation increase that has been effective from 1st of October. 12% is the salary increases on an average that has been given, which will impact about 1.8 to 2% in to margins. But, we are putting steps to be able to mitigate that and make sure that we will be able to maintain our margin but for the exchange rate.

DOW JONES: Okay, Infosys has said that prices are looking going towards stabilization, what is your take on that.

SURESH SENAPATY: Same thing, like we have been saying that the pricing pressures have tapered off. We have seen that in fact. We have seen that in the last quarter, we have got a growth on account of price realization by about 2.6%, if you look at a 13.4% growth, about 10.8% has come from volume and 2.6% has come from price realization. And, going forward, we think that the practice would move in a narrow band.

DOW JONES: Okay, the prices will move in a narrow band. What is the outlook for Wipro Nervewire sir? I mean has it bettered its performance? Do you see it turning around in second half of this fiscal?

SURESH SENAPATY: We except a loss lower than the loss we had delivered in Q2. We had said that the Q2 losses will be similar to Q1 losses, and we have been able to manage the situation on that basis, and the next quarter is expected to be lower, because we had some of the incentive bonuses, which have hit us, and that is our expectation.

DOW JONES: What is your take on Spectramind?

SURESH SENAPATY: The BPO services have grown about 21.8% sequentially from Q1 to Q2, which is very good. if you look at the technology infrastructure support services. it has also grown sequentially 36.2%.

DOW JONES: How many people are you trying to hire in the next quarter, I mean in the next half year.

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SURESH SENAPATY: We have not specifically guided about that because the revenue guidance is typically for the current quarters only. Depending upon the guideline and depending upon what we achieve, the head count will automatically go up.